Exhibit 99.1

Nuvini Announces Extension of Earnout Restructuring Deadline

NEW YORK, March 17, 2026 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer and operator of profitable B2B software businesses across Latin America and emerging markets, today announced that it has reached an agreement with the founders of its previously acquired portfolio companies to extend to April 30, 2026 the deadline to pay the earnout obligations due to such founders at the negotiated discounted amount.

The extension reflects the Company’s continued commitment to a collaborative and disciplined approach to balance sheet optimization, and its ongoing efforts to strengthen its capital structure in support of its acquisition strategy, as well as the founders’ belief in the Company’s long-term value.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of business-to-business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations and beliefs and involve risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Investor Relations Contact

Sofia Toledo

ir@nuvini.co